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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12676

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Diversified Securities, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6700 E. Pacific Coast Hwy-150
(No. and Street)

Long Beach	CA	90803
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicolette Denney, 760-815-1817
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.
(Name – *if individual, state last, first, middle name*)

125 E. Lake Street, Ste. 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
FEB 28 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard Conway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Diversified Securities, Incorporated, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

GEORGIA F. SHAW
Notary Public - California
Los Angeles County
Commission # 2206884
My Comm. Expires Jul 24, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Diversified Securities Incorporated

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2019

Contents

Diversified Securities Incorporated

Independent Auditor's Opinion

For the Year-ending December 31, 2019

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Diversified Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Diversified Securities, Inc. as of December 31, 2019, the related statements of operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Diversified Securities, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Diversified Securities, Inc.'s management. Our responsibility is to express an opinion on Diversified Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Diversified Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Diversified Securities, Inc.'s financial statements. The supplemental information is the responsibility of Diversified Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Diversified Securities, Inc.'s auditor since 2019.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 26, 2020

Diversified Securities Incorporated

Financial Statements

For the Year-ending December 31, 2019

Diversified Securities Incorporated
Statement of Financial Condition
As of and for the Year-Ended December 31, 2019

Assets

Cash	$	84,750
Due from affiliate		25,009
Marketable securities, at fair value		160,650
Right of use lease asset		134,956
Deposits		12,907
Total assets	$	418,272

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	36,634
Lease liability	$	136,091
Due to Affiliates		800
Total liabilities		173,525
Commitments		
Stockholder's equity		
Common stock, $5 par value; 20,000 shares authorized		
4,334 shares issued and outstanding		21,675
Additional paid-in capital		31,323
Retained earnings		191,749
Total Stockholder's equity		244,747
Total Liabilities and Stockholder's equity	$	418,272

The accompanying notes are an integral part of these financial statements.

Diversified Securities Incorporated
Statement of Comprehensive Income
As of and for the Year-Ended December 31, 2019

Revenues		
Management fees - related party	$	780,000
Commissions revenue		18,044
Total revenues		798,044
Expenses		
Salaries and Payroll taxes		443,245
Professional fees		33,286
Commissions		12,663
Rent		197,216
Regulatory fees		3,480
Insurance		121,031
IT support		12,096
Taxes, licenses & fees		3,084
Other operating expenses		59,528
Total expenses		885,629
Other Income		
Dividends		1,911
Change in fair value of marketable equity securities		38,295
Total other income		40,206
Net loss	$	(47,379)

The accompanying notes are an integral part of these financial statements.

Diversified Securities Incorporated
Statement of Cash Flows
As of and for the Year-Ended December 31, 2019

Cash flow from operating activities:		
Net Loss	$	(47,379)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in fair value of marketable equity securities		(38,295)
Change in operating assets and liabilities:		
Right of use lease asset		(134,956)
Prepaid expense and other current assets		(1,445)
Due to affiliate		800
Accounts payable and accrued liabilities		(1,234)
Lease Liability		136,091
Net cash used in operating activities		(86,418)
Net decrease in cash		(86,418)
Cash at beginning of year		171,168
Cash at end of year	$	84,750

The accompanying notes are an integral part of these financial statements.

Diversified Securities Incorporated
Statement of Changes in stockholders' equity
As of and for the Year-Ended December 31, 2019

	Common Stock		Additional Paid-in	Retained	Accumulated Other Comprehensive	Total Stockholder's
	Shares	Amount	Capital	Earnings	Income	Equity
Balance at December 31, 2018	4,334	$ 21,675	$ 31,323	$ 239,128	$ -	$ 292,126
Net (loss)	-	-	-	(47,379)	-	(47,379)
Balance at December 31, 2019	4,334	$ 21,675	$ 31,323	$ 191,749	$ -	$ 244,747

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Diversified Securities, Incorporated (the "Company") is a wholly-owned subsidiary of DSI Financial, Inc ("Parent"). The Company acts as an introducing broker/dealer and facilitates limited partnership resales and transfers for DSI Properties, Inc ("DSIP"), an entity affiliated through common ownership. The Company also provides certain management services to DSIP.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company's main office is located in Long Beach, California. It also maintains branch offices in Tustin and West Covina, California.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Liquidity and Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has experienced recurring losses from operations and is dependent on its affiliate for generation of its revenues. Its continued existence depends upon the ability and willingness of its Parent to fund future negative cash flows and attain profitable operations. These factors raise substantial doubt about the ability of the Company to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management's plan is to obtain capital from the Company's Parent.

Marketable equity securities

Marketable equity securities are held directly and accounted for at fair value.

In January 2016, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2016-01 *"Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities.* ASU 2016-01 amends various aspects of the recognition, measurement, presentation, and disclosure of financial instruments. Upon adoption of ASU 2016-01 in January 2018, the Company now recognizes unrealized gains and losses related to marketable equity securities in other income (expense). Upon adoption, the Company reclassified $91,245 of net unrealized gains related to marketable equity securities from accumulated other comprehensive income to opening retained earnings.

Prior to January 1, 2018, the Company accounted for its marketable equity securities at fair value with unrealized gains and losses recognized in accumulated other comprehensive income on the balance sheet. Realized gains and losses on marketable securities sold or impaired were recognized in other income (expense).

Revenue Recognition

Management fees are earned over the period over which the services are performed in accordance with the terms of the related agreement.

Commission revenue includes limited partnership sales commissions and trailing commission fees for mutual funds. Limited partnership sales commissions earned are based on the trade date of the transaction. The mutual fund trailing commission fees are based on a percentage of the current market value of clients' investment holdings in eligible assets and recognized over the period during which services are performed. During the year ended December 31, 2019, there were limited partnership sales commissions earned in the amount of $13,500, and mutual fund commissions in the amount of $4,319.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The FASB issued several amendments to the standard, including clarification on accounting for licenses of intellectual property and identifying performance obligations. The Company adopted Topic 606 in January 2018 under a modified retrospective approach. The adoption of this standard did not have a material effect on the Company's financial statements, nor required an adjustment to the opening balance of retained earnings at January 1, 2018, the date of initial adoption.

Fair Value

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a consistent framework for measuring fair value, and expands disclosure requirements for fair value measurements.

FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 - Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company at the measurement date.

Level 2 - Valuations based on inputs that are observable in the marketplace other than those inputs classified as Level 1.

Level 3 - Valuations based on inputs that are unobservable in the marketplace and significant to the valuation.

The following table presents the Company's assets and related valuation inputs within the fair value hierarchy utilized to measure fair value as of December 31, 2018 on a recurring basis:

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Fair Value (continued)

	Level 1	Level 2	Level 3	Total
Marketable equity securities	$ 160,650	$ -	$ -	$ 160,650

The fair value of marketable equity securities is based on quoted market prices in active markets for identical assets.

Income Taxes

The Company files consolidated Federal and State corporate tax returns with its parent, DSI Financial, Inc., which elected to be taxed as a Subchapter S corporation effective January 1, 2008 and thereafter. Diversified Securities, Inc., as a wholly-owned subsidiary of DSI Financial, Inc., elected to be treated as a Qualified Subchapter S Subsidiary which was also effective January 1, 2008 and thereafter. Accordingly, the taxable income of the consolidated group is reported on the consolidated income tax return and passed through to the stockholders to be reported on their respective income tax returns. For California tax purposes, the consolidated group is subject to a 1-1/2% California franchise tax.

Recent Accounting Pronouncement

In February 2016, FASB, issued ASU 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by requiring the recognition of lease assets and lease liabilities on the balance sheet. Most prominent among the changes is the recognition of assets and liabilities by lessees for those leases classified as operating leases under previous U.S. GAAP. Under the new standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The new standard is effective January 1, 2019. The Company recognized its lease commitment subject to the updated standard and recognized as a lease liability and right-of-use asset upon adoption.

NOTE 3 - CONCENTRATION OF RISK

Amounts held in financial institutions occasionally are in excess of the Federal Deposit Insurance Corporation limits. The Company deposits its cash in high quality financial institutions, and management believes the Company is not exposed to significant credit risk on those amounts.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company is affiliated through common ownership with other entities. Because of the nature of their relationship, the Company's Parent has the ability to influence the nature and extent of the revenues recognized and some costs incurred by the Company. Common ownership could result in operating results or the financial position of the Company being significantly different than if the entities were autonomous.

Management fees

During the year ended December 31, 2019, the Company earned management fees totaling $780,000 for providing management services to DSIP.

Due from affiliate

At times the Company pays for expenses, including payroll and rent, on behalf of DSI Financial Group ("DSIFG"), an entity also affiliated through common ownership. As of December 31, 2019, an amount of $25,009 was due from this affiliate. No interest was charged on these amounts for the year ended December 31, 2019.

Commissions revenue
During the year ended December 31, 2019, the Company earned commissions amounting to $13,500 from DSIP on account of providing facilitation and introduction services for the sale of limited partnerships.

Operating expenses
During the year ended December 31, 2019, the Company purchased $12,096 of IT support services from a related party.

NOTE 5 - COMMITMENTS

The Company entered into operating leases relating to its offices in Long Beach, West Covina and Tustin, California. During the year ended December 31, 2019, rent expense of approximately $166,951 for the facilities in West Covina and Tustin were reimbursed by DSIFG for the use of respective facilities. The lease agreements expire in various years through 2022. Under the lease agreements, the Company is responsible for its share of operating expenses and taxes.

Rent expense for the year ended December 31, 2019 was $129,883, net of rent reimbursement. The remaining minimum future rental payments under non-cancelable operating leases as of December 31, 2018, are approximately as follows:

Year Ended December 31,	*Amount*
2020	189,411
2021	94,756
2022	36,658
Total minimum future rental payments	$ 320,825

NOTE 6 - NET CAPITAL

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule (SEC 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's applicable minimum net capital is the greater of $5,000 or 6-2/3% percent of total aggregated indebtedness. SEC 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital of $161,636 which was $156,636 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .24 to 1.00 at December 31, 2019.

NOTE 7 – EXEMPTION FROM THE SEC RULE 15c3-3

Subsequent to amending its FINRA membership agreement, the Company claims exemptions from SEC Rule 15c3-3 pursuant to section (k)(2)(i). Such exemption is provided for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

NOTE 8 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 26, 2020, the date which the financial statements were available to be issued. There were no subsequent events noted that would require adjustment to or disclosure in these financial statements.

Diversified Securities Incorporated

Supplementary Information Pursuant to SEA Rule 17a-5

For the Year-ending December 31, 2019

Diversified Securities Incorporated
Supplementary Computations Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2019

Computation of net capital

Shareholder's equity	$ 244,747	
Total Shareholder's equity		$ 244,747
Less: Non-allowable assets		
Petty cash	100	
Other receivable	25,009	
Other assets - deposits	12,907	
Total non-allowable assets		38,016
Net capital before haircuts		206,731
Less: Haircuts and undue concentration		
Marketable equity securities (15% of $160,650)	24,098	
Undue concentration	20,997	
Total haircuts & undue concentration		45,095
Net Capital		161,636

Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 2,571	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 156,636

Computation of Aggregate Indebtedness		
Total allowable liabilities		$ 38,569
Ratio of aggregate indebtedness to net capital	0.24 : 1	
Net capital less 10% of aggregate indebtedness		157,779

Reconciliation of the Computation of Net Capital Under Rule 15c3-1	
Net Capital Computed and Reported on FOCUS IIA as of December 31, 2019	$ 161,636
Difference in calculation of undue concentration haircut	-
Net Capital per Audit	161,636

Diversified Securities Incorporated
Supplementary Statements Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2019

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019, the Company had net capital of $161,636 which was $156,636 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 24%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer that is a member of SIPC with revenues in excess of $500,000 to file a supplemental report (Agreed Upon Procedures Report) related to the broker-dealers SIPC annual general assessment reconciliation, or if the registered broker-dealer is exempt from SIPC membership an Exclusion from Membership, SIPC Form 3 with appropriate schedules shall be included in this supplemental section below. Broker-dealers that are members of SIPC with revenues that do not exceed $500,000 are not required to file the Agreed Upon Procedures Report in this supplemental section.

Independent Public Accountants Review Report on Diversified Securities Incorporated's Exemption Report

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Diversified Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Diversified Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Diversified Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Diversified Securities, Inc. stated that Diversified Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year ended without exception. Diversified Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Diversified Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) (exemption provisions) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 26, 2020

Diversified Securities Incorporated
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2019

Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Diversified Securities, Inc.
6700 E. Pacific Coast Hwy, #150
Long Beach, CA 90803
_(562) 493-8881_
Fax (562) 493-9352

January 26, 2020

Michael Coglianese, CPA
125 E. Lake Street, Suite 303
Bloomingdale, IL 60108

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Diversified Securities Inc.;

1. Claims exemption 15c3-3(k)(2)(i) from 15c3-3;
2. We have met the identified exemption from January 1, 2019 through December 31, 2019, without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Richard P. Conway
President

Diversified Securities Incorporated

Supplementary Agreed Upon Procedures Report

Pursuant to SEA Rule 17a-5(e)(4)

As of and for the Year-Ended December 31, 2019

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Diversified Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Diversified Securities, Inc. and the SIPC, solely to assist you and SIPC in evaluating Diversified Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Diversified Securities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Diversified Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Diversified Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 26, 2020

Diversified Securities Incorporated
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2019

SIPC Reconciliation

Form	Filing Date	Amount Paid	Filed/Paid To
SIPC 6	07/24/2019	$4.54	SIPC
SIPC 7	01/26/2020	$25.39	SIPC
Total		$29.93	
Amount Due per Reconciliation		$29.93	
Overpayment (Underpayment)		$0.00	

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12676 FINRA DEC
Diversified Securities Inc
PO Box 357
Long Beach, CA 90801-0357

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Nicolette Denney 760-815-1817

2. A.	General Assessment (item 2e from page 2)	$ 29.93
B.	Less payment made with SIPC-6 filed (**exclude interest**) July 24, 2019 (Date Paid)	(4.54)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	25.39
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 25.39

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 25.39

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Diversified Securities Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Principal Financial Officer
(Title)

Dated the 26th day of January , 20 20 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2019
and ending Dec 31, 2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$799,955
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Management and adminstration fees (Deductions in excess of $100,000 require documentation)	780,000
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	780,000
2d. SIPC Net Operating Revenues	$19,955
2e. General Assessment @ .0015	$29.93

(to page 1, line 2.A.)